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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               SAFLINK Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    786578104
                                 (CUSIP Number)

                                  June 8, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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CUSIP No. 786578104

   1.    Names of Reporting Persons: Freya Fanning & Company
         I.R.S. Identification Nos. of above person (entities only): 04-6014272

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]

          (b)  [X]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization: Massachusetts

Number of           5.  Sole Voting Power: 0
Shares Bene-
ficially            6.  Shared Voting Power 1,731,003
Owned by Each
Reporting
Person With:        7.  Sole Dispositive Power 0

                    8.  Shared Dispositive Power 1,731,003

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person 1,731,003

   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)                                                     [_]

   11.   Percent of Class Represented by Amount in Row (9) 12.9%

   12.   Type of Reporting Person (See Instructions) PN

                               Page 2 of 5 pages

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CUSIP No.  786578104

    1.   Names of Reporting Persons:  Thomas B. Hallowell
         I.R.S. Identification Nos. of above person (entities only):

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  [_]

             (b)  [X]

    3.   SEC Use Only

    4.   Citizenship or Place of Organization: Massachussets

Number of         5.   Sole Voting Power: 0
Shares Bene-
ficially          6.   Shared Voting Power: 1,731,003
Owned by Each
Reporting         7.   Sole Dispositive Power: 0
Person With:
                  8.   Shared Dispositive Power: 1,731,003

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,731,003

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

    11.  Percent of Class Represented by Amount in Row (9): 12.9%

    12.  Type of Reporting Person (See Instructions): IN

                                Page 3 of 5 pages

Item 1

     (a)  Name of Issuer: SAFLINK Corporation

     (b) Address of Issuer's Principal Executive Offices: 11911 NE First Street, Suite B-304, Bellevue, WA 98005

Item 2

     (a)  Name of Person Filing:  (i)  Freya Fanning & Company
                                  (ii) Thomas B. Hallowell

     (b)  Address of Principal Business Office, or, if none, Residence:
                                  400 Essex Street, Beverly Farms, MA 01915-1957

     (c)  Citizenship:            (i)  Massachusetts
                                  (ii) Massachusetts

     (d)  Title of Class of Securities: Common Stock, par value $0.01 per share

     (e)  CUSIP Number: 786578104

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment adviser in accordance with
               (S)240.13d-1(b)(1)(ii)(E);

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with(S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount beneficially owned:         1,731,003/(1)/

        (1) Thomas B. Hallowell is the sole general partner of Freya Fanning & Company and exercises sole voting and investment power with respect to all shares held of record by Freya Fanning & Company. Mr. Hallowell disclaims beneficial ownership with respect to all shares held of record by Freya Fanning & Company, except to the extent of his pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that Mr. Hallowell is, for the purposes of
        Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares. The aggregate 1,731,003 shares reported as beneficially owned by Freya Fanning & Company consists of 573,429 shares of the issuer's common stock and 1,157,574 shares of the issuer's common stock issuable upon exercise of immediately exercisable warrants and conversion of preferred stock owned by Freya Fanning & Company.

     (b)  Percent of class: 12.9%

        Based upon 12,251,357 shares of the issuer's common stock outstanding as of March 19, 2002.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 1,731,003

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                1,731,003

                                Page 4 of 5 pages

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Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FREYA FANNING & COMPANY

                                          April 1, 2002
                                          --------------------------------------
                                                          Date

                                          /s/ Thomas B. Hallowell
                                          --------------------------------------
                                                        Signature

                                          Thomas B. Hallowell, General Partner
                                          --------------------------------------
                                                        Name/Title


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THOMAS B. HALLOWELL

                                          April 1, 2002
                                          --------------------------------------
                                                          Date

                                          /s/ Thomas B. Hallowell
                                          --------------------------------------
                                                        Signature

                                          Thomas B. Hallowell
                                          --------------------------------------
                                                        Name/Title

                                Page 5 of 5 pages